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                    April 4, 2024

       Michael L. Smith
       Chief Executive Officer
       Oglethorpe Power Corporation (An Electric Membership Corporation) 2100 East Exchange Place
       Tucker, GA 30084-5336

                                                        Re: Oglethorpe Power
Corporation (An Electric Membership Corporation)
                                                            Registration
Statement on Form S-4
                                                            Filed March 27,
2024
                                                            File No. 333-278279

       Dear Michael L. Smith:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Cheryl Brown at 202-551-3905 or Daniel Morris at 202-551-3314 with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Energy & Transportation
       cc:                                              Herbert Short, Esq.